EXHIBIT 99.1

MTS Announces Filing of 2015 Annual Report

Ra’anana, Israel / River Edge, NJ, USA –March 28, 2016 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of software solution for online video advertising and telecommunications expense management and billing solutions, today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.mtsint.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and Billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com